ОТКРЫТОЕ
АКЦИОНЕРНОЕ ОБЩЕСТВО
"ГАЗПРОМ"
(ОАО "ГАЗПРОМ")

ул. Наметкина, д.16, Москва, В-420, ГСП-7, 117997.
Телефон: (495)719-30-01. Факс: (495)719-83-33. Телекс: 411467 GAZ RU
e-mail: gazprom@gazprom.ru, www.gazprom.ru
ОКПО 0040778, ОГРН 1027700070518, ИНН/КПП 7736050003/997250001

03.07.2008 № 01/0500-3682

на № ________________ от ____________

08003779

RECEIVED
2008 JUL 14 P 1:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549 USA
Mailstop: Room 3628

Re: Application for Amendment to Rule 12g3-2(b) Exemption for purposes of future electronic publication (File Number 082-04670).
Current F-6 #: 333-133069

We, OAO Gazprom, File Number 082-04670, hereby submit this letter to notify your office of our intention to electronically publish our documents for the purposes of complying with Rule 12g3-2(b). All such documents will be published on the following URL address:

www.gazprom.com

Please let us know if you have any questions.

SUPPL

Best regards,

Member of the Management Committee,
Head of the Department of Asset Management
and Corporate relation of
OAO "Gazprom"

_____________ **/Olga P. Pavlova/**

PROCESSED
JUL 16 2008
THOMSON REUTERS

7/15

END